SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         PennCorp Financial Group, Inc.,
                                 (Name of Issuer)

                       $3.375 Convertible Preferred Stock
                          Common Stock, par value $0.01
                          (Title of Class of Securities)

                                    708094206
                                  (Cusip Number)

                                 Dave Gillespie
                         301 Commerce Street, Suite 2975
                            Fort Worth, Texas  76102
                                  (817) 332-9500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 23, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.        Name of Reporting Person:

          Q Investments, L.P.

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /

                                                             (b) / X /

3.        SEC Use Only


4.        Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                 /   /
6.        Citizenship or Place of Organization: Texas


               7.   Sole  Voting  Power:  34,335 Shares  of  $3.375  Convertible
                    Preferred Stock
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting                9.   Sole Dispositive Power: 34,335 Shares of Preferred
                    Stock
Person
With
               10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:
          34,335 of Preferred Stock, currently convertible into 75,962 shares of Common Stock (1).

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                 /   /

13. Percent of Class Represented by Amount in Row (11): 1.49% of the Preferred stock and .26% of the Common Stock. (2)

14.       Type of Reporting Person: PN


----------------------------
(1) Represents shares obtainable upon conversion of the Preferred Stock at the rate of 2.2124 shares of Common Stock per share of Preferred Stock.

(2) Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 29,290,693.

1.        Name of Reporting Person:

          Amalgamated Gadget, L.P.

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /

                                                             (b) / X /

3.        SEC Use Only


4.        Source of Funds: OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                 /   /
,
6.        Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 22,915 Shares of Preferred Stock
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting           9.    Sole  Dispositive  Power: 22,915 Shares  of  Preferred
                    Stock
Person
With
               10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          22,915 shares of Preferred Stock, currently convertible into 50,697 shares of Common Stock (1)(2).

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                 /   /

13.       Percent of Class Represented by Amount in Row (11):
          1.0% of the Preferred Stock and .17% of the Common Stock. (3)

14.       Type of Reporting Person: PN

----------------------------
(1) Represents shares obtainable upon conversion of the Preferred Stock at the rate of 2.2124 shares of common stock per share of Preferred Stock.

(2) The Preferred Stock was purchased by Amalgamated for and on behalf of R2 Investments, LDC pursuant to an Investment Management Agreement. Upon conversion of the Preferred Stock, Amalgamated, pursuant to such Agreement, will have sole voting and dispositive power over the shares obtainable thereby and R2 Investments, LDC will have no beneficial ownership of such shares.

(3) Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 29,265,428.

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to shares of $3.375 Convertible Preferred Stock, par value $0.01 (the "Preferred Stock"), and the shares of Common Stock, par value $0.01 per share (the "Common Stock", collectively the "Stock"), of PennCorp Financial Group, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 717 North Harwood Street, Dallas, Texas 75201.

ITEM 2.   IDENTITY AND BACKGROUND.

          Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the Reporting Persons are making this filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists. The other persons who may be deemed to be members of the group are identified as AIG-Soundshore Partners, Forest Investment Management, Inverness Management, LLC, Paloma Securities LLC, Steadfast Financial LLC, W.G. Trading, Paloma Strategic Securities Limited, Camden Asset Management, Highbridge Capital LLC, Loeb Partners Corp., William M. McCormick and Vicuna Advisors LLC. Pursuant to Rule 13d-1(k) of the Act, this filing only contains information about the Reporting Persons. For information about any of the foregoing other persons, reference is made to their respective filings on Schedule 13D with respect to the Issuer.

          This Schedule 13D Statement is hereby filed by Q Investments, L.P., a Texas limited partnership ("Investments"), and Amalgamated Gadget, L.P., a Texas limited partnership ("Amalgamated") (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists. Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Acme Widget, L.P., a Texas limited partnership ("Acme"), Scepter Holdings, Inc., a Texas corporation ("Scepter"), and Geoffrey Raynor ("Raynor"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

          (b)-(c)

          Reporting Persons

          Investments is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal address of Investments, which also serves as its principal office, is City Center Tower II, 301 Commerce Street, Suite 2975, Fort Worth, Texas 76102.

          Amalgamated is a Texas limited partnership, the principal business of which is providing investment consulting services to third parties. The principal address of Amalgamated, which also serves as its principal office, is City Center Tower II, 301 Commerce Street, Suite 2975, Fort Worth, Texas 76102.

          Controlling Persons

          Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below. The principal address of each Controlling Person, which also serves as its principal office, is City Center Tower II, 301 Commerce Street, Suite 2975, Fort Worth, Texas 76102.

          Acme is a Texas limited partnership, the principal business of which is serving as the general partner of Investments and activities related thereto.

          Scepter is a Texas corporation, the principal business of which is serving as the general partner of both Acme and Amalgamated and activities related thereto. Raynor is the sole shareholder of Scepter; Raynor and Robert McCormick ("McCormick") are its directors; and Raynor (President) and McCormick (Vice-President) are its officers.

          Raynor's  principal  occupation  or  employment  is  serving  as   the
President of Scepter and McCormick's principal occupation or employment is serving as its Vice-President.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The source and amount of the funds used or to be used by each of the Reporting Persons to purchase the Preferred Stock are set forth below.

          REPORTING PERSON    SOURCE OF FUNDS          AMOUNT OF FUNDS

          Investments         Working Capital
                              and Other (1)            $2,237,062.59

          Amalgamated         Other                    Not Applicable (2)

          (1) As used herein the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general.

          (2) Amalgamated has not expended any of its funds for purchases of the Preferred Stock reported herein. Amalgamated, however, expended $1,141,616.20 of the funds of R2 Investments, L.D.C. ("R2") to purchase the Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Item 2 Persons acquired the Preferred Stock in the ordinary course of business for investment purposes. Except as referenced in the following paragraph, none of the Item 2 Persons has any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Act. Each of the Item 2 Persons reserves the right to acquire or dispose of the Preferred Stock (and the Common Stock into which the Stock are convertible), or to formulate other purposes, plans or proposals regarding the Issuer or the Stock and the Stock held by each such Item 2 Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

           On December 23, 1999, the Reporting Persons, together with the other persons identified in the first paragraph of Item 1, delivered to the Issuer the letter included herewith as Exhibit 99.2 in furtherance of the above stated purpose.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)

          Reporting Persons

INVESTMENTS
           The aggregate number of shares of Preferred Stock that Investments beneficially owns is 34,335, which represents approximately 1.49% of the 2,300,000 shares of Preferred Stock outstanding.

          Pursuant to Rule 13d-3(d)(1)(i), Investments may be deemed to be the beneficial owner of 75,962 shares of Common Stock obtainable upon conversion of such 34,335 shares of Preferred Stock held by Investments, which constitutes approximately .26% of the 29,290,693 shares of Common Stock deemed to be outstanding thereunder.

AMALGAMATED
          Pursuant to an Investment Management Agreement with R2, Amalgamated is the beneficial owner of 22,915 shares of Preferred Stock, which represents approximately 1.0% of the 2,300,000 outstanding shares of Preferred Stock.

          Amalgamated may, pursuant to Rule 13d-3(d)(1)(i), be deemed to be the beneficial owner of 50,697 shares of Common Stock obtainable upon conversion of such 22,915 shares of Preferred Stock held by R2, which constitutes approximately .17% of the 29,265,428 shares of the Stock deemed to be outstanding thereunder.
          Controlling Persons

          Because of its position as the sole general partner of Investments, Acme may be deemed to be the beneficial owner 34,335 shares of Preferred Stock, which represents approximately 1.49% of the 2,300,000 shares of Preferred Stock outstanding.

          Pursuant to Rule 13d-3(d)(1)(i), Acme may be deemed to be the beneficial owner of 75,962 shares of Common Stock obtainable upon conversion of such 34,335 shares of Preferred Stock held by Investments, which constitutes approximately .26% of the 29,290,693 shares of Common Stock deemed to be outstanding thereunder.

          Because of its position as the sole general partner of Acme and Amalgamated, Scepter may be deemed may be deemed to be the beneficial owner of 57,250 shares of Preferred Stock, which represents approximately 2.49% of the 2,300,000 shares of Preferred Stock outstanding.

          Pursuant to Rule 13d-3(d)(1)(i), Scepter may also be deemed to be the beneficial owner of 126,659 shares of Common Stock obtainable upon conversion of such 57,250 shares of Preferred Stock held by R2 and Investments, which constitutes approximately .43% of the 29,341,390 shares of Common Stock deemed to be outstanding thereunder.

          Because of his position as the President and sole shareholder of Scepter, Raynor may be deemed to be the beneficial owner of 57,250 shares of Preferred Stock, which represents approximately 2.49% of the 2,300,000 shares of Preferred Stock outstanding.

          Pursuant to Rule 13d-3(d)(1)(i), Raynor may also be deemed to be the beneficial owner of 126,659 shares of Common Stock obtainable upon conversion of such 57,250 shares of Preferred Stock held by R2 and Investments, which constitutes approximately .43% of the 29,341,390 shares of Common Stock deemed to be outstanding thereunder.

          To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

          (b)

          Reporting Persons

          Investments (which acts through its general partner, Acme) has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 34,335 shares of Preferred Stock.

          Amalgamated (which acts through its general partner, Scepter) has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 22,915 shares of Preferred Stock.

          Controlling Persons

            In its capacity as the general partner of Investments, Acme (which acts through its general partner, Scepter) has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 34,335 shares of Preferred Stock.

          In its capacity as the general partner of Acme and Amalgamated, Scepter has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 57,250 shares of Preferred Stock.

          In his capacity as the President and sole shareholder of Scepter, Raynor has the sole power to vote or to direct the vote or to dispose or direct the disposition of 57,250 shares of Preferred Stock.

          (c)

          During the last 60 days, the Reporting Persons have made no purchases or sales of shares of the Common or Preferred Stock.

          (d)

          Not applicable.

          (e)

          Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships with respect to shares of the Common Stock owned by the Item 2 Persons.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

            Exhibit 99.2 --Letter to the Issuer dated December 23, 1999 (incorporated by reference to Amendment No.3 the Schedule 13D, with respect to the Issuer filed by Brown's Dock, L.L.C., and certain other persons).

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          DATED:     January 3, 2000



                         Q INVESTMENTS, L.P.


                            By: Acme Widget, L.P., its
                                general partner


                              By: Scepter Holdings, Inc., its
                                  general partner


                                       By:       /s/       Robert      McCormick
Robert McCormick, Vice President


                          AMALGAMATED GADGET, L.P.


                            By: Scepter Holdings, Inc., its
                                general partner



                                      By:       /s/       Robert       McCormick
Robert McCormick, Vice President

EXHIBIT INDEX

EXHIBIT             DESCRIPTION

99.1                  Agreement   and  Power  of  Attorney  pursuant   to   Rule
               13d-1(f)(1)(iii), filed herewith.